EXHIBIT (4)(d)
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK
RETURN OF PURCHASE PAYMENT
OPTIONAL DEATH BENEFIT ENDORSEMENT
This Endorsement is a part of the Contract to which it is attached. Should any provision in this Endorsement conflict with the Contract, the provisions of this Endorsement will prevail.
Capitalized terms within this Endorsement that are not defined in this Endorsement are defined or otherwise described in the Contract to which this Endorsement is attached, including any endorsements or other riders attached to such Contract.
This Endorsement replaces the “AMOUNT OF DEATH BENEFIT” and “SPOUSAL BENEFICIARY CONTINUATION” provisions under the “DEATH PROVISIONS” section in the Contract.
TABLE OF CONTENTS

Definitions	Page 1
[Endorsement Data Page	Page 1]
Amount of Death Benefit	Page 2
Spousal Beneficiary Continuation	Page 2
Cancellation of the Return of Purchase Payment Optional Death Benefit Endorsement	Page 2
DEFINITIONS
For the purposes of this Endorsement, the following Definition applies:
NET PURCHASE PAYMENT(S)
Net Purchase Payment(s) are the sum of all Purchase Payment(s), reduced for each Withdrawal in the same proportion that the Contract Value is reduced by each such Withdrawal.
[ENDORSEMENT DATA PAGE

RETURN OF PURCHASE PAYMENT OPTIONAL DEATH BENEFIT CHARGE:	You will be charged an Annual fee of [0.15%] of the average daily ending value of the assets attributable to the Accumulation Units of the Variable Portfolio(s) to which Your Contract is allocated. We deduct this charge daily. This charge is in addition to other charges, fees and expenses described in Your Contract.
For Inquiries Call: [1-800-445-7862]]

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AMOUNT OF DEATH BENEFIT
Upon Your death, We will pay a Death Benefit to the Beneficiary upon Our receiving all Required Documentation.
We will calculate the Death Benefit as the greater of:
1.	The Contract Value on the Business Day during which We receive all Required Documentation; or

2.	Net Purchase Payment(s) received prior to Your [86th] birthday.
SPOUSAL BENEFICIARY CONTINUATION
If the Spousal Beneficiary (“Continuing Spouse”) continues the Contract on the Continuation Date, We will contribute to the Contract any amount by which the Death Benefit exceeds the Contract Value, calculated on the Business Day during which We receive all Required Documentation of the Owner’s death.
If the Spousal Beneficiary was Age [75 or younger] on the Continuation Date, We will calculate the Death Benefit as the greater of:
1.	The Contract Value on the Business Day during which We receive all Required Documentation; or

2.	The Contract Value on the Continuation Date, plus Purchase Payment(s) received since the Continuation Date and prior to the Spousal Beneficiary’s [86th] birthday, reduced proportionately by any Withdrawals after the Continuation Date
If the Spousal Beneficiary was Age [76] or older on the Continuation, the amount of the Death Benefit is the Contract Value on the Business Day during which We receive all Required Documentation and the Return of Purchase Payment Optional Death Benefit Charge will no longer be deducted as of the Continuation Date.
Cancellation of the Return of Purchase Payment Optional Death Benefit Endorsement
You cannot cancel this Endorsement.
Signed for the Company to be effective on the Contract Date.
THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK

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